September 20, 2013

Via Edgar

Pamela A. Long
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Global Digital Solutions, Inc.
Amendment No. 1 to Registration Statement on Form 10
Filed September 10, 2013
File No. 0-26361

Dear Ms. Long:

Global Digital Solutions, Inc. (the “Company”) hereby responds to the Staff’s comment letter dated September 18, 2013 regarding the above-referenced Amendment 1 to Registration Statement on Form 10. Please note that the Company is simultaneously filing Amendment No. 2 to the Form 10 (the “Form 10 Amendment”).

For the Staff's convenience, we have recited the Staff's comments in boldface type and provided the response to each comment immediately thereafter.

We will need additional financing to fund ongoing operations …,  page  7

1.
We note your revised disclosure in response to comment seven in our letter dated September 5, 2013, stating that you forecast that you need to raise $4-$7 million to fully fund the acquisition of Airtronic and its operations and implement your business over the next 24 months.  Please consider presenting at the end of page 19 a comprehensive tabular disclosure of your needed capital by identifying the significant steps that you will need to complete in connection with the acquisition of Airtronic and the development of the MK 777 (as you discuss on page 15 of the filing) during the next 24 months, as well as the projected timeline for achieving each step.

We have revised the narrative and added a table on page 19 of the Form 10 Amendment as set forth below.  We will not add any further detail or discussion, as we consider that any further detail is confidential and proprietary to our business plan and success.

Global Digital Solutions, Inc., 777 South Flagler Drive, Suite 800 West Tower, West Palm Beach, Florida 33410

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 20, 2013

“As of June 30, 2013, we had a working capital deficit of $174,238, an accumulated deficit of $10,575,916 and a total stockholders’ deficit of $174,238.

We do not have a line of credit facility and have relied on short-term borrowings and the sale of common stock to provide cash to finance our operations.  We believe that we will need to raise additional capital in 2013 to sustain our operations.  We plan to seek additional equity and debt financing to provide funding for operations.

Other than the Bridge Loan to, and acquisition of, Airtronic, we do not have any material commitments for capital expenditures during the next twelve months.  Any required expenditure will be completed through internally generated funding or from proceeds from the sale of common or preferred stock, or borrowings.

We have committed to contribute $2 million to Airtronic at the closing of the acquisition in the form of a note, reduced by:

1.
The outstanding balance of principal, accrued interest and other amounts then due and owing under the terms of $700,000 Bridge Loan which, with accrued interest thru September 19, 2013, totaled $724,833.

2.
The total amount of cash and the value of the Company’s shares of common stock that we shall make available for the settlement of any class of claim or claim pursuant to Airtronic’s approved Plan of Reorganization (“Plan”).  We estimate that the maximum amount of cash required to settle class 5 liabilities is approximately $27,000 as of September 19, 2013.  As of September 19, 2013, class 6 creditors with claims totaling $631,041 (out of a total of $1.5 million of class 6 claims payable under the Plan) have elected to take shares of our common stock in settlement of their class 6 claims; and

3.
All other amounts funded or advanced by the Company to or for the benefit of Airtronic prior to the closing date of the Merger.  These amounts include administrative expenses such as legal fees and trustee fees and are not expected to exceed $200,000.

Thus, as of September 19, 2013, the maximum amount we may possibly be required to contribute to Airtronic under the note, is as follows:

Gross amount of note	$2,000,000
Less:
Amount outstanding under Bridge Loan as of September 19, 2013	(724,833)
Estimated cash settlement for Class 5 creditors	(27,000)
Value of Class 6 creditors claims who, as of September 18, 2013, have elected to take our shares of our common stock in settlement of their claims	(631,041)
Estimated administrative expenses	(200,000)
Net amount to be contributed to Airtronic under the note	$417,126

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 20, 2013

Assuming no changes to the above information, as of September 19, 2013, our projected contribution to Airtronic under the note will be $417,126.  We expect to fund that contribution, as well the projected ambitious growth plan we have established for Airtronic, and the cash we project we will require for corporate, as set forth in the following table:

	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016
Projected sources of cash
Projected equity raises	$1,000,000	$2,000,000	$2,000,000	$1,000,000	$-	$-	$-	$-	$-	$-	$-
Projected Airtronic revenue	1,168,330	2,178,550	2,652,650	4,431,945	3,413,327	4,875,140	5,362,653	5,898,919	6,488,811	7,137,692	7,851,461
Total projected cash inflows	2,168,330	4,178,550	4,652,650	5,431,945	3,413,327	4,875,140	5,362,653	5,898,919	6,488,811	7,137,692	7,851,461

Projected uses of cash
Projected cash required to fund Airtronic operations	973,374	1,995,901	2,597,910	4,027,869	4,383,359	3,900,112	4,321,811	4,678,038	5,102,117	5,500,457	5,935,276
Projected cash required to fund Airtronic development of MK 777	500,000	680,000	500,000	-	-	-	-	-	-	-	-
Projected cash required to fund Airtronic exit from bankruptcy	227,000	-	-	-	-	-	-	-	-	-	-
Projected cash required to settle creditors claims from profits	-	-	-	-	-	-	-	-	-	-	1,500,000
Projected cash to fund corporate overhead	315,784	396,536	866,687	869,190	868,186	885,550	903,261	921,326	939,753	958,548	977,719
Total projected cash outflows	1,966,158	3,072,437	3,964,597	4,897,059	5,251,545	4,785,662	5,225,072	5,599,364	6,041,869	6,459,005	8,412,994
Projected increase/(decrease) in cash for the period	202,172	1,106,113	688,053	534,886	(1,838,218)	89,478	137,581	299,555	446,941	678,687	(561,533)
Projected cash, beginning of period	100,000	302,172	1,408,286	2,096,339	2,631,225	793,007	882,485	1,020,066	1,319,621	1,766,563	2,445,249
Projected cash, end of period	$302,172	$1,408,286	$2,096,339	$2,631,225	$793,007	$882,485	$1,020,066	$1,319,621	$1,766,563	$2,445,249	$1,883,716

We are in discussions with private investors to raise up to $1million through the sale of our shares of common stock.  We have started discussions with various investment banks and private equity institutions to raise up to six million dollars over the next six months.  We believe that raising that cash will allow us to meet the targets set forth above.

The foregoing cash flow projection has been prepared by the management of the Company and has not been prepared to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants, or the rules and regulations of the U. S. Securities and Exchange Commission. The Company’s independent accountants have neither examined nor compiled the foregoing cash flow projection and accordingly they do not express an opinion or any other form of assurance with respect to this cash flow projection, assume no responsibility for the cash flow projection and disclaim any association with it.

This cash flow projection assumes and contains statements that are forward-looking statements within the meaning of the private securities litigation reform act of 1995. These statements are subject to a number of assumptions, risks, and uncertainties, many of which are beyond the control of the Company or Airtronic, including the confirmation of the Airtronic’s Plan on the presumed effective date – October 2, 2013, the continuing availability of our ability to fund Airtronic, raising the equity capital we project when needed, achieving the sales we project and the costs we anticipate, maintaining good employee relations, existing and future military and governmental relationships, and weathering regulations and actions of governmental bodies, industry-specific risk factors and other market and competitive conditions that we may face. Forward-looking statements speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the Company and Airtronic undertake no obligation to update any such statements, unless as required by law.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 20, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

2.
You disclose that you incurred a net loss of $491,091 for the year ended December 31, 2012. According to your statement of operations, you actually incurred a net loss of $519,906 for the year ended December 31, 2012.  Please revise here and in the risk factor disclosure on page 5.

We have revised the language in the Form 10 Amendment risk factors on page 5 and the narrative on page 14 to reflect that the net loss for the year ended December 31, 2012 was $519,906 and not $491,091.

3.
Please clarify whether your forecasted $4-$7 million in required funding is also intended to be used for the development of MK 777.  Based on your current disclosure, it appears that the launch of this new product will enhance your chances of raising the necessary funds; however, a discussion of how you will fund the development of the lightweight 40mm Grenade Launcher appears to be missing.  Please advise or revise.

The “lightweight 40mm Grenade Launcher” is the MK 777.  We have revised the disclosure in the Form 10 Amendment on page 15 to state in all places where there is a discussion of either the MK 777 or the light weight 40mm Grenade Launcher that they are one and the same, as follows: “…the MK 777, a lightweight 40mm Grenade Launcher…”.

Please refer to our response to Item 1 above for a comprehensive presentation of how we expect to fund Airtronic, including the development of the MK 777.

Three-month periods ended June 30 2013 and 2012, page 19

4.
You state that you expect to fund the $1,050,000 to Airtronic in the form of a note “over the course of six months.” Please revise your disclosure to elaborate on the intended meaning of this language.  It is unclear whether you plan to raise that amount during the next six months, or whether the note will be payable in six months. Please disclose whether or not you have currently any committed sources of funding.

We have deleted this language from the Form 10 Amendment and replaced it with the language contained in response to Comment No. 1.

Directors and Executive Officers, page 23

5.	In accordance with paragraphs (a) and (b) of Item 401 of Regulation S-K, please identify the age of your directors and executive officers.

We have revised the disclosure on page 22 of the Form 10 Amendment to identify the age of our officers and directors.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 20, 2013

Financial Statements for the Year Ended December 31, 2012

Note 11 –  Acquisitions, page F-14

6.
We have reviewed your response to comment 18 in our letter dated September 5, 2013.  We note that you acquired 51% of Bronco in consideration for the issuance of 4,289,029 shares of your restricted stock valued at $150,116.  In light of this purchase price, it remains unclear how you determined that you acquired goodwill valued at $351,653.  Please advise, and revise your disclosure accordingly.

We calculated the goodwill at December 31, 2012 as follows:

GDSI Purchase of 51% of Bronco in exchange for 4,289,029 shares of common stock valued at	A	$150,116

Therefore 100% of Bronco at the date of acquisition was valued at $150,116/51%		$294,345

Therefore the 49% fair value of the non controlling interest in Bronco at the date of acquisition is $294,345 x 49%		$144,229
Change in fair value of non-controlling interest in 2012		$28,815
Rounding		$(82)
Fair value of non-controlling interest at December 31, 2012	B	$172,962

Assets and Liabilities of Bronco at the date of acquisition:

Net assets of Bronco		$122,459
Net liabilities of Bronco		$151,034
Excess of net liabilities over net assets acquired		$28,575

Thus, goodwill at December 31, 2012 is comprised as follows:

Fair value of stock	A	$150,116
Fair value of non-controlling interest	B	$172,962
Fair value of net assets acquired		$323,078
Excess of assets over liabilities acquired		$28,575
Goodwill at December 31, 2012		$351,653

We do not believe that setting forth the above detailed calculation of how we arrived at the goodwill is meaningful to the reader of our financial statements, and accordingly we decline to disclose such calculation.

Pamela A. Long
Assistant Director
Division of Corporation Finance
September 20, 2013

We have revised the tabular disclosure in Note 11 – Acquisitions on page F-14 of the Form 10 Amendment as follows.

Goodwill is comprised as follows:
Cash and cash equivalents	$5,325
Accounts receivable	53,342
Property and equipment	63,792
Total Assets	$122,459
Accounts payable and accrued expenses	$79,536
Notes payable	71,498
Total Liabilities	$151,034
Net liabilities assumed	$(28,575)
Fair value of assets acquired	$323,078
Goodwill	$351,653
Fair value of net assets acquired is comprised as follows:
Fair value of common stock issued	$150,116
Fair value of non-controlling interest	$172,962
Fair value of net assets acquired	$323,078

*           *           *

We believe that the responses provided above fully address the Staff's comments.  If you have any questions, please call me at (561) 632-1020 or Owen Naccarato, Esq. at (949) 851-9261.

Sincerely,

Global Digital Solutions, Inc.

/s/ David A. Loppert
David A. Loppert
Chief Financial Officer

cc:           Securities and Exchange Commission
Era Anagnosti

Naccarato & Associates
Owen Naccarato, Esq.